================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                             ARCH CAPITAL GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMOM SHARES, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    011576290
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------


                             SCOTT A. ARENARE, ESQ.
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 WITH A COPY TO:
--------------------------------------------------------------------------------

                           ANDREW R. BROWNSTEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000


                                December 16, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_].

                               Page 1 of 13 Pages

================================================================================

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 2 of 13 Pages
-----------------------                                   ---------------------



--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Warburg Pincus (Bermuda) Private Equity VIII, L.P.
                    I.R.S. IDENTIFICATION NO.  13-4194502

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|


--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         11,455,240 (1)

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         11,455,240 (1)

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          11,455,240 (1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    30.1% (2)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------

(1) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

(2) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 3 of 13 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Warburg Pincus (Bermuda) International Partners, L.P.
                    I.R.S. IDENTIFICATION NO.  13-4194501

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|


--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         10,997,030 (3)

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         10,997,030 (3)

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          10,997,030 (3)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    29.2% (4)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------

(3) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

(4) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 4 of 13 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Warburg Pincus Netherlands International Partners I, C.V. I.R.S. IDENTIFICATION NO. 13-4133834

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    THE NETHERLANDS
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         274,925 (5)

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         274,925 (5)

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          274,925 (5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.0% (6)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------

(5) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

(6) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 5 of 13 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Warburg Pincus Netherlands International Partners II, C.V. I.R.S. IDENTIFICATION NO. 13-41333841

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    THE NETHERLANDS
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         183,283 (7)

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         183,283 (7)

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          183,283 (7)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.7% (8)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


(7) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

(8) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 6 of 13 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Warburg Pincus (Bermuda) Private equity Ltd.
                    I.R.S. IDENTIFICATION NO.  Pending

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         11,455,240 (9)

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         11,455,240 (9)

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          11,455,240 (9)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    30.1% (10)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

(9) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

(10) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 7 of 13 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Warburg Pincus (Bermuda) International Ltd.
                    I.R.S. IDENTIFICATION NO.  Pending

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         10,997,030 (11)

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         10,997,030 (11)

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          10,997,030 (11)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    29.2% (12)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

(11) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

(12) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 8 of 13 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Warburg, Pincus & CO.
                    I.R.S. IDENTIFICATION NO.  13-6358475

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         458,208 (13)

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         458,208 (13)

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          458,208 (13)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.6% (14)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

(13) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

(14) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 9 of 13 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Warburg Pincus LLC
                    I.R.S. IDENTIFICATION NO.  13-3536050

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         22,910,478 (15)

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         22,910,478 (15)

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    22,910,478 (15)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    47.2% (16)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
--------------------------------------------------------------------------------

(15) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

(16) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D            Page 10 of 13 Pages
-----------------------                                   ---------------------

            Reference is made to the Statement on Schedule 13D filed on November 20, 2001, as amended by Amendment No. 1 thereto filed September 20, 2002 (as so amended, the "Schedule 13D"), on behalf of Warburg Pincus (Bermuda) Private Equity VIII, L.P., a limited partnership organized under the laws of Bermuda ("WP VIII Bermuda"), Warburg Pincus (Bermuda) International Partners, L.P., a limited partnership organized under the laws of Bermuda ("WPIP Bermuda"), Warburg Pincus Netherlands International Partners I, C.V., a limited partnership organized under the laws of The Netherlands ("WPIP Netherlands I"), Warburg Pincus Netherlands International Partners II, C.V., a limited partnership organized under the laws of The Netherlands ("WPIP Netherlands II", and together with WP VIII Bermuda, WPIP Bermuda and WPIP Netherlands I, the "Investors"), Warburg Pincus (Bermuda) Private Equity Ltd., a company organized under the laws of Bermuda ("WP VIII Bermuda Ltd."), Warburg Pincus (Bermuda) International Ltd., a company organized under the laws of Bermuda ("WPIP Bermuda Ltd."), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC"). The Investors, together with WP VIII Bermuda Ltd., WPIP Bermuda Ltd., WP and WP LLC, are referred to herein as the "Reporting Persons". All capitalized terms used without definition in this Amendment No. 2 to Schedule 13D shall have the meanings set forth in the
Schedule 13D.

        This Amendment No. 2 to Schedule 13D amends the Schedule 13D as follows.

ITEM 5.     Interest in Securities of the Issuer.
------------------------------------------------

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) The Reporting Persons beneficially own Common Shares of the Company by virtue of their ownership of an aggregate of 2,003,918 Common Shares and of an aggregate of 20,906,560 Preference Shares, which are convertible into Common Shares as described under Item 4. As of December 18, 2002, the Investors collectively beneficially owned an aggregate of 22,910,478 Common Shares, assuming the full conversion of the Preference Shares into Common Shares. By reason of its relationship with the Investors, under Rule 13d-3 under the Exchange Act, WP may be deemed to beneficially own all of the Common Shares that are beneficially owned by WPIP Netherlands I and WPIP Netherlands II, and WP LLC may be deemed to own beneficially all of the Common Shares that are beneficially owned by the Investors.

     Assuming the full conversion of the Preference Shares into Common Shares, as of December 18, 2002, the 22,910,478 Common Shares collectively beneficially owned by the Reporting Persons would represent approximately 47.2% of the outstanding Common Shares, after giving effect to the new issuance of Common Shares upon the full conversion of the Preference Shares into Common Shares and based on the 27,586,184 Common Shares outstanding as of September 30, 2002 as set forth in the Company's Form 10-Q for the quarter then ended.

(b) The Investors collectively have beneficial ownership of 22,910,478 Common Shares, assuming the full conversion of the Preference Shares into Common Shares. Of these Common Shares, 20,906,560 Common Shares are represented by 20,906,560 Preference

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 11 of 13 Pages
-----------------------                                   ---------------------

     Shares, which even if not converted into Common Shares would in the aggregate be entitled to the voting power equivalent to 20,906,560 Common Shares. Each Investor exercises voting power and dispositive power over its holdings of such shares through its respective general partner, which, in turn, acts through its respective general partner.

(c) On December 16, 2002, the Company issued to the Investors an aggregate of 1,502,491 Preference Shares as a post-closing purchase price adjustment under the Subscription Agreement. Pursuant to the terms of the Subscription Agreement, the Company was required to issue to each Purchaser a number of Preference Shares so as to reduce such Purchaser's per Preference Share purchase price by $1.50 in the event that Company's existing Series B Warrants were to become exercisable as a result of the closing price of the Common Shares being at least $30.00 per share for 20 out of 30 consecutive trading days. Except as otherwise described herein, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Common Shares and the Preference Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares or Preference Shares.

(e)  Not applicable.

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 12 of 13 Pages
-----------------------                                   ---------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated: December 18, 2002



                              WARBURG PINCUS (BERMUDA)
                                    PRIVATE EQUITY VIII, L.P.

                              By:  Warburg Pincus (Bermuda) Private Equity Ltd.,
                                     Its General Partner

                              By:   /s/ Scott A. Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Authorized Signatory



                              WARBURG PINCUS (BERMUDA)
                                    INTERNATIONAL PARTNERS, L.P.

                              By: Warburg Pincus (Bermuda) International Ltd.,
                                     Its General Partner

                              By:   /s/ Scott A. Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Authorized Signatory



                              WARBURG PINCUS NETHERLANDS
                                    INTERNATIONAL PARTNERS I, C.V.

                              By: Warburg, Pincus & Co.,
                                     General Partner

                              By:   /s/ Scott Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner

-----------------------                                   ---------------------
 CUSIP No. 011576290              SCHEDULE 13D             Page 13 of 13 Pages
-----------------------                                   ---------------------

                              WARBURG PINCUS NETHERLANDS
                                    INTERNATIONAL PARTNERS II, C.V.

                              By: Warburg, Pincus & Co.,
                                     General Partner

                              By:   /s/ Scott Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner


                              WARBURG PINCUS (BERMUDA)
                                    PRIVATE EQUITY LTD.

                              By:   /s/ Scott Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Authorized Signatory


                              WARBURG PINCUS (BERMUDA)
                                    INTERNATIONAL LTD.

                              By:   /s/ Scott Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Authorized Signatory


                              WARBURG, PINCUS & CO.

                              By:   /s/ Scott Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner


                              WARBURG PINCUS LLC

                              By:   /s/ Scott Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Managing Director